UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

(    ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number 0-22462

GIBRALTAR 401(k) PLAN

GIBRALTAR INDUSTRIES, INC.
f/k/a Gibraltar Steel Corporation
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Share Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 29, 2005                                           /s/ Henning Kornbrekke
                                                                        Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2004 and 2003

Gibraltar 401(k) Plan Index
Page(s)

Report of Independent Registered Public Accounting Firm	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-9

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year, at December 31, 2004)	10

*Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	11

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Gibraltar 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2003 was audited by other auditors whose report, dated June 18, 2004, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FREED MAXICK & BATTAGLIA, CPA's, P.C.
Buffalo, New York
June 22, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Gibraltar 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Buffalo, New York
June 18, 2004

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31,
	2004	2003
Assets

Cash equivalents	$ 11,867,107	$ 11,291,292
Investments, at fair value	47,783,342	43,060,983
Accrued income	-	5,274
Loans receivable	2,728,206	2,434,830
Employer contributions receivable	44,672	23,768
Participant contributions receivable	119,758	65,019

Total assets	62,543,085	56,881,166

Liabilities
Excess contribution payable to participants	-	112,069
Payable for investments purchased	-	4,608

Total liabilities	-	116,677

Net assets available for benefits	$ 62,543,085	$ 56,764,489

 The accompanying notes are an integral part of these financial statements

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2004 and 2003

Year Ended December 31,
	2004	2003
Additions:
Employer contributions	$ 1,856,272	$ 1,458,253
Participant contributions	4,428,113	3,998,248
Net appreciation in fair value of investments	3,321,896	9,704,481
Transfers from other plans	588,419	638,914
Interest and other income	1,428,116	715,745

Total additions	11,622,816	16,515,641

Deductions:
Benefits paid to participants	(5,844,220)	(5,520,821)
Other plan activity	-	(12,514)

Total deductions	(5,844,220)	(5,533,335)

Increase in net assets available for benefits	5,778,596	10,982,306

Net assets available for benefits:

Beginning of year	56,764,489	45,782,183

End of year	$ 62,543,085	$ 56,764,489

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements

1.  Description of Plan

The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code.  The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries.  The Company is the Plan Administrator, through its Pension Committee.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan (the Plan), are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.

Participant Contributions

Participants may contribute up to 100% (5% for highly compensated employees) of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $12,000 for 2003 and $13,000 for 2004, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $14,000 for 2003 and $16,000 for 2004.

Employer Contribution

The Company matches contributions to the Plan equal to 50% of the first 6% of the participant's elective deferral at the time of salary reduction.

The Plan was amended during 2004 to provide for a profit sharing contribution to be made by the Company to certain employees of Air Vent, Inc. (which was acquired on April 1, 2003) ranging from 7.5% to 15% of such employees compensation as specified in the amendment.

Administration

At December 31, 2002, the Plan's assets were held by Boston Safe Deposit and Trust Company.  As a result of the merger between Boston Safe Deposit and Trust Company and Mellon Trust of New England N.A., (Mellon) which occurred in 2003, Mellon was the Plan Trustee at December 31, 2003.  Mellon is an affiliate of The Dreyfus Trust Company, which was the custodian of the Plan's assets at December 31, 2003.

On October 1, 2004, the Plan's Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper.  Fidelity Management Trust Company also served as the custodian of the Plan's assets at December 31, 2004.  The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of  the Company's contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting and Forfeitures

Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.

All active participants are 100% vested in employer contributions.

Benefit Payments

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.

Participant Loans

Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement.  Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%.  Principal and interest are required to be repaid in equal installments over the term of the loan.  Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.

Plan Expenses

All of the costs of administration of the Plan and Trust are paid by the Company.  Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment allocation on a daily basis.

The Plan's investments are valued at their fair value, based on quoted prices in an active market for the underlying investments.  Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end.   Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  The information on investments has been derived from reports received from the Plan's Trustees.

Realized gains and losses are determined based on average costs.  Investment income is determined separately for each participant account.

The net appreciation in fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.  During 2004 and 2003, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2004	2003
Mutual Funds	$ 2,045,037	$ 8,947,296
Common Stock	1,276,859	757,185
Total	$ 3,321,896	$ 9,704,481

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2004	2003
Fidelity Retirement Money Market	$11,867,107	*
Fidelity Capital Appreciation Fund	8,848,094	*
TCW Galileo Dividend Focused Fund Class N	6,838,348	*
Fidelity Small Cap Stock Fund	6,167,010	*
Calamos Growth Fund Class A	4,405,324	*
Gibraltar Stock Fund	4,003,552	*
Fidelity Diversified International Fund	3,722,281	*
Janus Fund	*	$ 8,699,604
Dreyfus Prem Core Value CL R	*	5,965,507
Managers Special Equity Fund	*	6,109,108
Invesco Dynamics Fund	*	3,984,729
Gibraltar Steel Corporation Common Stock	*	2,952,693
Janus Overseas Fund	*	2,985,238
Dreyfus Cash Management Plus	*	11,282,097

*Indicates the fair value of this investment is less than 5% of the Plan's net assets at the respective year end.

All funds are carried at market value based on the closing bid quotation on the valuation date.

Benefits

Benefits are recorded when paid.

3.  Tax Status

In connection with the appointment of Fidelity Management Trust Company as the Plan's Trustee on October 1, 2004, the Plan was amended and restated to convert from the Mellon Prototype Plan to an individually designed Plan.  In connection with the Plan's amendment and restatement, on November 19, 2004, the Administrator applied for a determination letter from the Internal Revenue Service.  The Administrator believes that the Plan and related trust are designed and have been administered in accordance with the Internal Revenue Code.

Prior to October 1, 2004, the Plan was operated under the Mellon Prototype Plan, which received a letter from the Internal Revenue Service dated August 27, 2003 that stated the Plan and related trust were designed in accordance with the Internal Revenue Code.

4.  Parties in Interest

At December 31, 2004, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions.  The Plan also invests in common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Investment income from parties-in-interest amounted to $2,066,565 for the year ended December 31, 2004.

 Gibraltar 401(k) Plan
 EIN 16-0991536
 Plan#007
 Schedule H, Line 4i - Schedule of Assets (Held at End of Year, at December 31, 2004)

Identity of Issuer and	Units of	Fair Market
Description of Investments	Investment	Value

American Beacon Small Cap Value Fund Class PA	5,730	$ 114,080
Calamos Growth Fund Class A	83,151	4,405,324
TCW Galileo Dividend Focused Fund Class N	597,236	6,838,348
Dodge & Cox Balanced Fund	24,117	1,913,687
FBR Small Cap Fund Class A	16,200	677,321
Fidelity Capital Appreciation Fund *	339,919	8,848,094
Fidelity Contrafund *	35,599	2,019,879
Fidelity Diversified International Fund *	129,968	3,722,281
Fidelity Freedom Fund 2000 *	2	21
Fidelity Freedom Fund 2005 *	16	175
Fidelity Freedom Fund 2010 *	1,229	16,745
Fidelity Freedom Fund 2015 *	5,789	63,970
Fidelity Freedom Fund 2020 *	7,872	109,899
Fidelity Freedom Fund 2025 *	272	3,070
Fidelity Freedom Fund 2030 *	407	5,730
Fidelity Freedom Fund 2035 *	254	2,900
Fidelity Freedom Fund 2040 *	5,345	44,200
Fidelity Freedom Income Fund *	138	1,554
Fidelity Managed Income Portfolio *	339,781	339,781
Fidelity Small Cap Stock Fund *	339,593	6,167,010
Fidelity U.S. Bond Index Fund *	153,880	1,714,223
Hotchkis and Wiley Mid-Cap Value Fund Class I	13,038	355,816
Phoenix-Duff & Phelps Real Estate Securities Class A	6,098	153,799
Pimco Total Return Fund Administrative Class	210,690	2,248,064
Spartan U.S. Equity Index Fund *	49,432	2,118,672
TCW Galileo Value Opportunities Fund Class N	85,948	1,895,147
Fidelity Retirement Money Market *	11,867,107	11,867,107
Gibraltar Stock Fund *	405,628	4,003,552
Participant Loans (interest rates are fixed at prime plus 1%
and currently range from 5.5% to 10.5%) *		2,728,206

		$ 62,378,655

* Indicates Party-in Interest to the Plan.